Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2013 Results

•	Revenues grew 2% before currency

•	Adjusted EBITDA grew 3% to $858 million with a margin of 27.6%, up 40 basis points

•	Underlying operating profit up slightly to $569 million with a margin of 18.3%, down 10 basis points

•	Adjusted earnings per share were $0.48, unchanged from the prior-year period

•	2013 Outlook affirmed

NEW YORK, July 30, 2013 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the second quarter ended June 30, 2013. Revenues from ongoing businesses grew 2% (before currency) from the prior-year period to $3.1 billion. Adjusted EBITDA increased 3% from the prior-year period and the corresponding margin was 27.6% versus 27.2% for the second quarter of 2012. Underlying operating profit was up slightly and the corresponding margin was 18.3% versus 18.4% in the prior-year period.

Second-quarter adjusted earnings per share (EPS) were $0.48, unchanged from the prior-year period.

“Our second-quarter performance was consistent with our full-year expectations,” said James C. Smith, chief executive officer of Thomson Reuters. “I am pleased with the progress we continue to make despite challenging market conditions, particularly in the banking and legal sectors.”

“We continue to make consistent, tangible progress across the business and we expect the company’s performance in the second half of the year will be better than the first half.”

Thomson Reuters Reports Second-Quarter 2013 Results

Consolidated Financial Highlights

	Three Months Ended June 30, (Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2013	2012	Change
Revenues	$3,163	$3,272	-3%
Operating profit	$597	$1,297	-54%
Diluted earnings per share (EPS)	$0.30	$1.08	-72%
Cash flow from operations	$904	$855	6%

The declines in operating profit and diluted earnings per share were primarily due to significantly higher prior-year gains related to divestitures, which were $789 million in the second quarter of 2012 versus $142 million in the second quarter of 2013. Second-quarter 2012 divestitures included the company’s Healthcare business and second-quarter 2013 divestitures included the company’s Corporate Services business. Additionally, in the second quarter of 2013, the company recorded a $161 million tax charge reflecting its continued efforts to achieve greater efficiencies through simplification and consolidation of its technology and content assets.

	Three Months Ended June 30, (Millions of U.S. dollars, except EPS and margins)
Non-IFRS Financial Measures(1)	2013	2012	Change		Change Before Currency
Revenues from ongoing businesses	$3,108	$3,074	1%		2%
Adjusted EBITDA	$858	$836	3%		3%
Adjusted EBITDA margin	27.6%	27.2%	40	bp	20	bp
Underlying operating profit	$569	$567	0%		2%
Underlying operating profit margin	18.3%	18.4%	-10	bp	-10	bp
Adjusted earnings per share (EPS)	$0.48	$0.48	0%
Free cash flow	$732	$657	11%
Free cash flow from ongoing businesses	$683	$598	14%

•	Revenues from ongoing businesses were $3.1 billion, a 2% increase before currency.
•	Adjusted EBITDA increased 3% and the corresponding margin was 27.6% versus 27.2% in the prior-year period.
•	Underlying operating profit was up slightly and the corresponding margin was 18.3% versus 18.4% in the prior-year period. A $20 million increase in depreciation and amortization expense had a 50 basis point impact on the margin.
•	Adjusted EPS was $0.48, unchanged from the prior-year period. Higher depreciation and amortization and interest expenses were offset by an improvement in EBITDA and a lower effective tax rate.

(1)
These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports Second-Quarter 2013 Results

Second-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

Financial & Risk

•	Revenues were down 1% as growth of 13% in Governance, Risk & Compliance and strength across the transaction-based businesses was offset by declining subscription revenues driven by the impact of negative net sales over the past 12 months. Organic revenues declined 3%.
•	Recurring subscription-related revenues decreased 3% due to negative net sales over the past 12 months. Transactions-related revenues increased 22% (5% organic) primarily due to the acquisition of FXall and growth at Tradeweb. Recoveries revenues were down 4% and Outright revenues increased 2% (down 3% organic).
•	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 4%, revenues in the Americas were up 3% (down 2% organic), while revenues in Asia declined 2%.
•	EBITDA was $420 million, unchanged from the prior-year period, with the related margin up 40 basis points to 25.3%, due to cost savings initiatives.
•	Operating profit was $260 million, down 5%, with a related margin of 15.7%. Operating profit margin decreased 40 basis points due to higher depreciation and amortization expense ($12 million).
•	Eikon desktops totaled approximately 61,000 at the end of the second quarter, up 30% from March 31, 2013.

Trading

•	Revenues decreased 6% with growth in Elektron Managed Services offset by legacy desktop cancellations primarily in Equities and Fixed Income.
•	Recoveries revenues were down 5%.

Investors

•	Revenues declined 1% versus the prior-year period. Enterprise Content revenues increased 9% offset by a 4% decline in Investment Management revenues. Banking & Research and Wealth Management revenues were essentially unchanged.

Marketplaces

•	Revenues increased 6% (down 1% organic) driven by the acquisition of FXall and growth of 5% at Tradeweb.

Governance, Risk & Compliance

•	Revenues grew 13% to $59 million due to strong sales growth and continued strong demand.

Thomson Reuters Reports Second-Quarter 2013 Results

Legal

•	Revenues increased 5% (1% organic). US Law Firm Solutions increased 1% as a 7% increase in Business of Law (FindLaw and Elite) was offset in part by a 1% decline in research-related revenues. Corporate, Government & Academic revenues decreased 1% as a result of continued cost pressures at the federal, state and local levels. Global businesses grew 23% (4% organic) driven by the recent acquisition of Practical Law Company (PLC) in the first quarter of 2013.
•	US print revenues declined 7% as firms continued to reduce discretionary spending. Excluding US print, revenues grew 8% (2% organic).
•	EBITDA increased 2% and the corresponding margin was 38.5% compared to 39.3% in the prior-year period. The decrease was due to the decline in revenues from the highly profitable print and research-related businesses and the acquisition of PLC.
•	Operating profit was up 2% and the corresponding margin was 30.1% compared to 30.9% in the prior-year period. The decline in the margin reflected the same items that impacted EBITDA margin performance.
•	80% of Westlaw revenue has been converted to WestlawNext as of the end of the second quarter.

Tax & Accounting

•	Revenues increased 7% (3% organic) driven by continued growth in subscription revenues and strong performance across all of the business segments except Government (5% of total Tax & Accounting revenues).
•	EBITDA increased 10% and the related margin grew 130 basis points to 30.2%. Margin expansion was driven by flow-through of higher revenues.
•	Operating profit increased 12% and the related margin increased 110 basis points to 19.8%.
•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

•	Revenues increased 9% (down 1% organic). Growth was driven by the MarkMonitor acquisition. Organic revenue was negatively impacted by softness in transactional revenues and the timing of revenues within the Life Sciences business, which are expected to be stronger in the second half of the year.
•	EBITDA margin was 33.8%, a decline of 90 basis points, primarily due to the dilutive impact of the MarkMonitor acquisition and timing of revenues.
•	Operating profit was flat with the corresponding margin declining by 210 basis points reflecting the same items that impacted the EBITDA margin.
•	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Thomson Reuters Reports Second-Quarter 2013 Results

Consolidated Financial Highlights – Six Months

	Six Months Ended June 30, (Millions of U.S. dollars, except EPS and margins)

IFRS Financial Measures	2013	2012	Change
Revenues	$6,338	$6,587	-4%
Operating profit	$987	$1,661	-41%
Diluted earnings per share (EPS)	$0.26	$1.44	-82%
Cash flow from operations	$1,020	$1,122	-9%

The declines in operating profit and diluted earnings per share were primarily due to significantly higher prior-year gains related to divestitures, which were $826 million in the first half of 2012 versus $156 million in the first half of 2013. First-half 2012 divestitures included the company’s Healthcare business and first-half 2013 divestitures included the company’s Corporate Services business. Additionally, in the first six months of 2013, the company recorded a $396 million tax charge reflecting its continued efforts to achieve greater efficiencies through simplification and consolidation of its technology and content assets.

	Six Months Ended June 30, (Millions of U.S. dollars, except EPS and margins)
Non-IFRS Financial Measures(1)	2013	2012	Change		Change Before Currency
Revenues from ongoing businesses	$6,205	$6,146	1%		2%
Adjusted EBITDA	$1,615	$1,608	0%		2%
Adjusted EBITDA margin	26.0%	26.2%	-20	bp	10	bp
Underlying operating profit	$1,031	$1,064	-3%		-1%
Underlying operating profit margin	16.6%	17.3%	-70	bp	-40	bp
Adjusted earnings per share (EPS)	$0.86	$0.87	-1%
Free cash flow	$501	$653	-23%
Free cash flow from ongoing businesses	$459	$540	-15%

•	Revenues from ongoing businesses were $6.2 billion, a 2% increase before currency.
•	Adjusted EBITDA was up slightly and the corresponding margin was 26.0% versus 26.2% in the prior-year period as higher revenues and cost savings initiatives across the company helped to offset $87 million of severance costs (versus $43 million in the first half of 2012).
•	Underlying operating profit was down 3% and the corresponding margin was 16.6% versus 17.3% in the prior-year period due mainly to severance costs and an increase in depreciation and amortization of $40 million. Excluding the impact of severance, underlying operating profit would have grown by 1% with the related margin unchanged at 18.0% compared to the prior-year period.
•	Adjusted EPS was $0.86 compared to $0.87 in the prior-year period. The decrease was primarily due to higher severance costs somewhat offset by a lower effective tax rate. Excluding the impact of severance in both periods, adjusted EPS would have increased by $0.04.
•	Free cash flow was $501 million versus $653 million in the prior-year period. The decline was primarily due to timing of higher capital expenditures, loss of free cash flow from disposals and working capital requirements. For the full year, the company continues to expect to achieve free cash flow between $1.7 billion and $1.8 billion.

Thomson Reuters Reports Second-Quarter 2013 Results

Corporate & Other (Including Reuters News)

Reuters News revenues for the second quarter were $82 million, up 2% from the prior-year period. Corporate & Other costs for the quarter were $62 million, down 7% compared to $67 million in the prior-year period.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its business outlook for 2013. The company expects:

•	revenues to grow low single digits;
•	adjusted EBITDA margin to range between 26% and 27%;
•	underlying operating profit margin to range between 16.5% and 17.5%; and
•	free cash flow to range between $1.7 billion and $1.8 billion in 2013.

The company’s 2013 Outlook includes the impact of an expected $100 million of severance expense in 2013, $87 million of which was incurred in the first half of the year. The Outlook is based on expectations including adjustments for two new accounting pronouncements as well as the reclassification of certain businesses into disposals. To facilitate comparison with the company’s 2013 Outlook, revised 2012 actual results prepared on a comparable basis to that used in 2013 are available in the “Investor Relations” section of www.thomsonreuters.com.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.” Actual full-year results for 2013 could differ materially from current expectations.

Dividend and Share Repurchases

As previously announced in February 2013, Thomson Reuters increased its 2013 annual dividend by $0.02 per share to $1.30 per share. A quarterly dividend of $0.325 per share is payable on September 16, 2013 to common shareholders of record as of August 22, 2013.

The company has not repurchased any shares year-to-date. In May 2013, the company renewed its Normal Course Issuer Bid (NCIB) under which it may repurchase up to 15 million shares.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

Thomson Reuters Reports Second-Quarter 2013 Results

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements regarding 2013 expectations in the "Business Outlook (Before Currency)" section, Mr. Smith’s comments on the first page of the news release (in particular, those about the company’s expected performance in the second half of the year) and the company’s expectations that its Intellectual Property & Science segment’s Life Sciences business revenues will be stronger in the second half of the year, are forward-looking. The word “expect” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect the company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2013. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2013 business outlook and other forward-looking statements are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive GDP growth in the countries where Thomson Reuters operates led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency initiatives. Information about material assumptions and material risks related to the company’s 2013 business outlook is also included in the “Outlook” section of its first-quarter 2013 management’s discussion and analysis, which has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission. Additional information about these material assumptions and material risks will also be set forth in the “Outlook” section of its second-quarter 2013 management’s discussion and analysis, which will be filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission in August 2013.

Some of the other material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; additional impairment of goodwill and identifiable intangible assets; inadequate protection of

Thomson Reuters Reports Second-Quarter 2013 Results

intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com. Information on the company’s website is not part of this news release.

CONTACT
MEDIA David Crundwell Head of Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its second-quarter 2013 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2013 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	June 30,		Change
	2013	2012 (1)	Total	Before Currency	Organic
Revenues
Trading	$616	$662	-7%	-6%	-6%
Investors	534	545	-2%	-1%	-2%
Marketplaces	451	434	4%	6%	-1%
Governance, Risk & Compliance	59	52	13%	13%	11%
Financial & Risk	1,660	1,693	-2%	-1%	-3%
Legal	846	812	4%	5%	1%
Tax & Accounting	288	273	5%	7%	3%
Intellectual Property & Science	234	216	8%	9%	-1%
Corporate & Other (includes Reuters News)	82	83	-1%	2%	2%
Eliminations	(2)	(3)
Revenues from ongoing businesses (2)	3,108	3,074	1%	2%	-1%
Other Businesses (3)	55	198
Revenues	$3,163	$3,272	-3%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2013	2012	Change
Financial & Risk	$420	$421	0%	1%	25.3%	24.9%	40	bp
Legal	326	319	2%	2%	38.5%	39.3%	-80	bp
Tax & Accounting	87	79	10%	11%	30.2%	28.9%	130	bp
Intellectual Property & Science	79	75	5%	7%	33.8%	34.7%	-90	bp
Corporate & Other (includes Reuters News)	(54)	(58)
Adjusted EBITDA	$858	$836	3%	3%	27.6%	27.2%	40	bp

Underlying Operating Profit (5)
Financial & Risk	$260	$273	-5%	-2%	15.7%	16.1%	-40	bp
Legal	255	251	2%	2%	30.1%	30.9%	-80	bp
Tax & Accounting	57	51	12%	12%	19.8%	18.7%	110	bp
Intellectual Property & Science	59	59	0%	3%	25.2%	27.3%	-210	bp
Corporate & Other (includes Reuters News)	(62)	(67)
Underlying operating profit	$569	$567	0%	2%	18.3%	18.4%	-10	bp

Thomson Reuters Reports Second-Quarter 2013 Results

Thomson Reuters Corporation
Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Six Months Ended
	June 30,		Change
	2013	2012 (1)	Total	Before Currency	Organic
Revenues
Trading	$1,246	$1,340	-7%	-6%	-6%
Investors	1,068	1,087	-2%	-1%	-1%
Marketplaces	907	876	4%	5%	-2%
Governance, Risk & Compliance	114	103	11%	11%	9%
Financial & Risk	3,335	3,406	-2%	-1%	-3%
Legal	1,640	1,583	4%	4%	0%
Tax & Accounting	605	572	6%	7%	4%
Intellectual Property & Science	467	425	10%	11%	1%
Corporate & Other (includes Reuters News)	163	165	-1%	2%	2%
Eliminations	(5)	(5)
Revenues from ongoing businesses (2)	6,205	6,146	1%	2%	-1%
Other Businesses (3)	133	441
Revenues	$6,338	$6,587	-4%

			Change		Margin
Adjusted EBITDA (4)			Total	Before Currency	2013	2012	Change
Financial & Risk	$780	$844	-8%	-4%	23.4%	24.8%	-140	bp
Legal	602	589	2%	2%	36.7%	37.2%	-50	bp
Tax & Accounting	185	170	9%	9%	30.6%	29.7%	90	bp
Intellectual Property & Science	149	147	1%	3%	31.9%	34.6%	-270	bp
Corporate & Other (includes Reuters News)	(101)	(142)
Adjusted EBITDA	$1,615	$1,608	0%	2%	26.0%	26.2%	-20	bp

Underlying Operating Profit (5)
Financial & Risk	$460	$543	-15%	-10%	13.8%	15.9%	-210	bp
Legal	456	452	1%	1%	27.8%	28.6%	-80	bp
Tax & Accounting	126	114	11%	11%	20.8%	19.9%	90	bp
Intellectual Property & Science	110	114	-4%	-2%	23.6%	26.8%	-320	bp
Corporate & Other (includes Reuters News)	(121)	(159)
Underlying operating profit	$1,031	$1,064	-3%	-1%	16.6%	17.3%	-70	bp

Thomson Reuters Reports Second-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,				Six Months Ended June 30,
	2013	2012 (1)	Change		2013	2012 (1)	Change

Operating profit	$597	$1,297	-54%		$987	$1,661	-41%
Adjustments to remove:
Amortization of other identifiable intangible assets	157	149			317	301
Fair value adjustments	(29)	(43)			(91)	(13)
Other operating gains, net	(136)	(798)			(130)	(820)
Operating profit from Other Businesses (3)	(20)	(38)			(52)	(65)
Underlying operating profit	$569	$567	0%		$1,031	$1,064	-3%
Adjustments to remove:
Depreciation and amortization of computer software (excluding Other Businesses (3))	289	269			584	544
Adjusted EBITDA	$858	$836	3%		$1,615	$1,608	0%

Underlying operating profit margin (5)	18.3%	18.4%	-10	bp	16.6%	17.3%	-70	bp
Adjusted EBITDA margin (4)	27.6%	27.2%	40	bp	26.0%	26.2%	-20	bp

Thomson Reuters Corporation
Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2012 (1)	Change	2013	2012 (1)	Change

Earnings from continuing operations	$256	$916	-72%	$239	$1,224	-80%
Adjustments to remove:
Tax expense	209	270		456	230
Other finance costs (income)	17	16		72	(14)
Net interest expense	124	107		239	236
Amortization of other identifiable intangible assets	157	149		317	301
Amortization of computer software	188	165		376	337
Depreciation	101	108		208	217
EBITDA	$1,052	$1,731		$1,907	$2,531
Adjustments to remove:
Share of post-tax earnings in equity method investments	(9)	(12)		(19)	(15)
Other operating gains, net	(136)	(798)		(130)	(820)
Fair value adjustments	(29)	(43)		(91)	(13)
EBITDA from Other Businesses (3)	(20)	(42)		(52)	(75)
Adjusted EBITDA	$858	$836	3%	$1,615	$1,608	0%

Thomson Reuters Reports Second-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (5) to Adjusted EBITDA (4) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30, 2013			Three Months Ended June 30, 2012 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$260	$160	$420	$273	$148	$421
Legal	255	71	326	251	68	319
Tax & Accounting	57	30	87	51	28	79
Intellectual Property & Science	59	20	79	59	16	75
Corporate & Other (includes Reuters News)	(62)	8	(54)	(67)	9	(58)
	$569	$289	$858	$567	$269	$836

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2012 (1)
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$460	$320	$780	$543	$301	$844
Legal	456	146	602	452	137	589
Tax & Accounting	126	59	185	114	56	170
Intellectual Property & Science	110	39	149	114	33	147
Corporate & Other (includes Reuters News)	(121)	20	(101)	(159)	17	(142)
	$1,031	$584	$1,615	$1,064	$544	$1,608

_________________________
** excludes Other Businesses (3)

Thomson Reuters Reports Second-Quarter 2013 Results

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
 to Adjusted Earnings (6)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2012 (1)	2013	2012 (1)
Earnings attributable to common shareholders	$248	$902	$217	$1,196
Adjustments to remove:
Operating profit from Other Businesses (3)	(20)	(38)	(52)	(65)
Fair value adjustments	(29)	(43)	(91)	(13)
Other operating gains, net	(136)	(798)	(130)	(820)
Other finance costs (income)	17	16	72	(14)
Share of post-tax earnings in equity method investments	(9)	(12)	(19)	(15)
Tax on above items	36	263	58	208
Discrete tax items	151	(83)	372	(109)
Amortization of other identifiable intangible assets	157	149	317	301
Discontinued operations	(6)	1	(6)	3
Interim period effective tax rate normalization (7)	19	46	12	52
Tax charge amortization (8)	(24)	-	(32)	-
Dividends declared on preference shares	(1)	(1)	(2)	(2)
Adjusted earnings	$403	$402	$716	$722
Adjusted earnings per share	$0.48	$0.48	$0.86	$0.87

Diluted weighted-average common shares (millions)	832.5	830.7	831.5	830.5

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (9)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012 (1)	2013	2012 (1)
Net cash provided by operating activities	$904	$855	$1,020	$1,122
Capital expenditures, less proceeds from disposals	(188)	(207)	(538)	(487)
Other investing activities	17	10	21	20
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Free cash flow	732	657	501	653
Remove: Other Businesses (3)	(49)	(59)	(42)	(113)
Free cash flow from ongoing businesses	$683	$598	$459	$540

Thomson Reuters Reports Second-Quarter 2013 Results

Footnotes

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.
(2)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (3) below) are excluded.
(3)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended		Six Months Ended
	June 30,		June 30,
Other Businesses	2013	2012	2013	2012

Revenues	$55	$198	$133	$441

Operating profit	$20	$38	$52	$65
Depreciation and amortization of computer software	-	4	-	10
EBITDA	$20	$42	$52	$75

(4)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(5)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(6)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (3) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.
(7)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.
(8)	Reflects amortization of the tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(9)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (3) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports Second-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012 (1)	2013	2012 (1)

Revenues	$3,163	$3,272	$6,338	$6,587
Operating expenses	(2,256)	(2,351)	(4,580)	(4,891)
Depreciation	(101)	(108)	(208)	(217)
Amortization of computer software	(188)	(165)	(376)	(337)
Amortization of other identifiable intangible assets	(157)	(149)	(317)	(301)
Other operating gains, net	136	798	130	820
Operating profit	597	1,297	987	1,661
Finance costs, net:
Net interest expense	(124)	(107)	(239)	(236)
Other finance (costs) income	(17)	(16)	(72)	14
Income before tax and equity method investments	456	1,174	676	1,439
Share of post-tax earnings in equity method investments	9	12	19	15
Tax expense	(209)	(270)	(456)	(230)
Earnings from continuing operations	256	916	239	1,224
Earnings (loss) from discontinued operations, net of tax	6	(1)	6	(3)
Net earnings	$262	$915	$245	$1,221

Earnings attributable to:
Common shareholders	248	902	217	1,196
Non-controlling interests	14	13	28	25

Basic earnings per share	$0.30	$1.09	$0.26	$1.44
Diluted earnings per share	$0.30	$1.08	$0.26	$1.44

Basic weighted-average common shares	829,921,311	828,482,671	829,136,505	828,661,765
Diluted weighted-average common shares	832,509,774	830,744,813	831,453,225	830,507,227

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports Second-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	June 30, 2013	December 31, 2012 (1)
Assets
Cash and cash equivalents	$1,613	$1,283
Trade and other receivables	1,760	1,818
Other financial assets	95	72
Prepaid expenses and other current assets	567	638
Current assets excluding assets held for sale	4,035	3,811
Assets held for sale	56	302
Current assets	4,091	4,113

Computer hardware and other property, net	1,254	1,416
Computer software, net	1,632	1,659
Other identifiable intangible assets, net	7,953	8,134
Goodwill	16,545	16,251
Other financial assets	299	355
Other non-current assets	595	559
Deferred tax	55	50
Total assets	$32,424	$32,537
Liabilities and equity
Liabilities
Current indebtedness	$1,021	$1,008
Payables, accruals and provisions	2,011	2,612
Deferred revenue	1,344	1,222
Other financial liabilities	47	95
Current liabilities excluding liabilities associated with assets held for sale	4,423	4,937
Liabilities associated with assets held for sale	1	35
Current liabilities	4,424	4,972

Long-term indebtedness	6,907	6,223
Provisions and other non-current liabilities	2,310	2,502
Other financial liabilities	84	37
Deferred tax	1,652	1,305
Total liabilities	15,377	15,039
Equity
Capital	10,431	10,371
Retained earnings	8,141	8,311
Accumulated other comprehensive loss	(1,886)	(1,537)
Total shareholders’ equity	16,686	17,145
Non-controlling interests	361	353
Total equity	17,047	17,498
Total liabilities and equity	$32,424	$32,537

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.

Thomson Reuters Reports Second-Quarter 2013 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012 (1)	2013	2012 (1)
Cash provided by (used in):
Operating activities
Net earnings	$262	$915	$245	$1,221
Adjustments for:
Depreciation	101	108	208	217
Amortization of computer software	188	165	376	337
Amortization of other identifiable intangible assets	157	149	317	301
Net gains on disposals of businesses and investments	(142)	(789)	(156)	(826)
Deferred tax	70	44	242	(135)
Other	60	(48)	125	61
Changes in working capital and other items	208	311	(337)	(54)
Net cash provided by operating activities	904	855	1,020	1,122

Investing activities
Acquisitions, net of cash acquired	(118)	(101)	(848)	(260)
Proceeds from disposals of businesses and investments, net of taxes paid	322	1,369	352	1,983
Capital expenditures, less proceeds from disposals	(188)	(207)	(538)	(487)
Other investing activities	17	10	21	20
Investing cash flows from continuing operations	33	1,071	(1,013)	1,256
Investing cash flows from discontinued operations	-	90	-	90
Net cash provided by (used in) investing activities	33	1,161	(1,013)	1,346

Financing activities
Proceeds from debt	854	-	1,294	-
Repayments of debt	-	(2)	(440)	(2)
Net repayments under short-term loan facilities	(332)	(287)	-	(423)
Repurchases of common shares	-	(144)	-	(168)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(260)	(256)	(519)	(512)
Other financing activities	(2)	12	7	20
Net cash provided by (used in) financing activities	259	(678)	340	(1,087)

Translation adjustments on cash and cash equivalents	(6)	(7)	(17)	(3)
Increase in cash and cash equivalents	1,190	1,331	330	1,378
Cash and cash equivalents at beginning of period	423	451	1,283	404
Cash and cash equivalents at end of period	$1,613	$1,782	$1,613	$1,782

(1)	Prior-period amounts have been revised to reflect the retrospective application of amendments to IAS 19, Employee Benefits and the adoption of IFRS 11, Joint Arrangements.